SEC⌧ ████ ⌧SSION

12013450

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53652

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__01/01/11_____ AND ENDING__12/31/11_____
              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JK Securities Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

__39 Watroo Point_____
            (No. and Street)

__Daniel Island_____ __SC_____ __29492_____
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Jonathan Kenney_____ __843-577-2738_____
                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Greenberg & Company LLC_____
          (Name – if individual, state last, first, middle name)

__500 Morris Avenue, Springfield, NJ 07081_____
 (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ☒ Certified Public Accountant
 ☐ Public Accountant
 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Jonathan Kenney_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____JK Securities, Inc._____ , as

of ____December 31_____, 20_11___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

_____Signature_____

_____President_____
                                    Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- n/a (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- n/a (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- n/a (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- n/a (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JK SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2011

JK SECURITIES, INC.

CONTENTS



GREENBERG & COMPANY

Certified Public Accountants, LLC

500 MORRIS AVENUE
SPRINGFIELD, NJ 07081
(973) 467-3838 • FAX (973) 467-3184

INDEPENDENT AUDITOR'S REPORT

The Board of Directors of
JK Securities, Inc.

We have audited the accompanying statement of financial condition of JK Securities, Inc. as of December 31, 2011 (the Company), and the related statements of income, changes in stockholder's equity (deficit), and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JK Securities, Inc. as of December 31, 2011, and the results of its operations and cash flows, and changes in shareholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

GREENBERG & COMPANY, LLC

Springfield, New Jersey
January 26, 2012

Page 1

JK SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS

Cash	$	13,334
Receivable from broker		414,318
Securities owned at market value		538,962
Deposit with clearing broker		100,000
Furniture, equipment and leasehold improvements, net of		
accumulated depreciation and amortization of $2,875		6,485
Other assets		2,476
Total Assets	$	1,075,575

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

LIABILITIES

Payable to broker	$	592,444
Accounts payable, accrued expenses and other liabilities		26,485
Total Liabilities		618,929

SHAREHOLDERS' EQUITY (DEFICIT)

Common stock, $2 par value; 1,000 shares authorized, 500	
shares issued and outstanding	1,000
Additional paid-in-capital	479,164
Accumulated deficit	(23,518)
	456,646

Total Liabilities and Shareholders' Equity (Deficit)	$	1,075,575

See independent auditor's report and notes to the financial statements.

JK SECURITIES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2011

REVENUE

Trading gains and losses, net	$	857,945
Unrealized gain on securities		3,239
Interest income		70,361
Other income		544
Total Revenue		932,089

EXPENSES

Employee compensation and related benefits	156,723
Clearing and execution costs	53,361
Interest expense	46,460
Rent and occupancy	30,166
Subscriptions	50,768
Professional fees	17,066
Insurance	24,984
Other operating expenses	78,435
Total Expenses	457,963

NET INCOME	$	474,126

See independent auditor's report and notes to the financial statements.

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 474,126
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities:	
Decrease in receivable from broker	204,850
Decrease in securities owned	655,498
Decrease in other assets	1,500
Decrease in payable to broker	(597,197)
Decrease in accounts payable, accrued expenses and other liabilities	(1,746)
Net cash provided by operating activities	737,031

CASH FLOWS FROM FINANCING ACTIVITIES

Distributions to stockholder	(755,000)
NET DECREASE IN CASH	(17,969)
CASH AT BEGINNING OF YEAR	31,303
CASH AT END OF YEAR	$ 13,334

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	
State Income Taxes	$ 495
Interest	$ 46,460

See independent auditor's report and notes to the financial statements.

JK SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
YEAR ENDED DECEMBER 31, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, January 1, 2011	$ 1,000	$ 479,164	$ 257,356	$ 737,520
Distributions to stockholder			(755,000)	(755,000)
Net Income	-	-	474,126	474,126
Balance, December 31, 2011	$ 1,000	$ 479,164	$ (23,518)	$ 456,646

See independent auditor's report and notes to the financial statements.

1. ORGANIZATION AND NATURE OF OPERATIONS

JK Securities, Inc. (the "Company"), is an Illinois subchapter S corporation established on September 7, 2001. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary operation is proprietary trading of municipal bond securities.

The Company operates under the provisions of Paragraph (k) (2) (ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash equivalents consist of highly liquid, short-term investments with maturities of 90 days or less.

REVENUE RECOGNITION AND SECURITIES OWNED

Proprietary securities transactions are recorded on the trade date as if they had settled.

Securities owned, consisting of municipal bond securities, are valued at the last quoted bid price. See Note 3 for fair value information.

INCOME TAXES

The Company with the consent of its shareholder has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

(Continued)

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation and amortization is computed using an accelerated method over the estimated useful lives of the related assets, which ranges from three to seven years. The difference between depreciation for financial statement purposes and tax accounting purposes is not material. Depreciation expense for the year ended December 31, 2011 is zero.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company investigates potential impairments of its long-lived assets on an exception basis when evidence exists that events or changes in circumstances may have made recovery of an asset's carrying value unlikely. An impairment loss is recognized when the sum of the expected undiscounted future net cash flows is less than the carrying amount of the asset. No such losses have been identified.

3. FAIR VALUE MEASUREMENT

A summary of the fair value of assets measured at fair value on a recurring basis follows:

Description	12/31/11	Significant Other Observable Inputs (Level 1)
State and Municipal Government Obligations	$ 538,962	$ 538,962

The Company's primary revenue is derived from the sale of the state and municipal government obligations. See Note 2 revenue recognition and securities owned.

Market approach was used as a valuation technique.
Comparable sales are used as inputs.

	Revenue For the Year Ended December 31, 2011
The amount of total gains for the period included in earnings (or changes in net assets) attributable to the change in unrealized gains relating to assets still held at the reporting date.	$ 3,239
Total unrealized gains included in earnings	$ 3,239

4. RECEIVABLE FROM AND PAYABLE TO BROKERS

The Company clears its proprietary transactions through other broker-dealers. The Company is required to maintain an inventory reserve account with one of the Company's brokers with a balance at all times equal to or greater than the margin requirement on the underlying securities. The account earns interest at the broker's cost of carry plus 100 basis points. The amount payable to one of its clearing brokers is collateralized by securities owned by the Company. Pursuant to the clearing agreement with one of the Company's brokers, the Company can borrow up to 100 percent of the value of the securities owned by the Company.

Amounts receivable from and payable to the brokers at December 31, 2011, consist of the following:

	Receivable	Payable
Trading income receivable	$ 78,730	$ 7,381
Inventory reserve (cash on deposit) (1)	330,653	0
Due to the broker (2)	0	535,724

(1) Inventory reserve required by the broker is $40,919.
(2) Securities collateralized are $538,962.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, CONTINGENCIES AND UNCERTAINTIES

Securities transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are produced and reviewed daily by management to mitigate market risk.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing broker.

The Company's financial instruments, including cash, receivables, securities, deposits, payables and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

6. OPERATING LEASE

The Company leases office space on a month-to-month basis from the president of the Company. Rental expense charged to operations for the year ended December 31, 2011 was $30,166. The Company also leases an auto under a thirty-six month operating lease expiring in April 2013, requiring monthly payments of $1,557. Future minimum lease commitments as of December 31, 2011 total $18,683 for 2012 and $4,671 for 2013.

7. NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $422,221, which was $322,221 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.47 to 1 at December 31, 2011.

8. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2011

JK SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
YEAR ENDED DECEMBER 31, 2011

Total shareholder's equity	$	456,646
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment and leasehold improvements		6,485
Other assets		2,476
Net capital before haircuts on proprietary positions		447,685
Haircuts on secuities:		
State and municipal government obligations		23,464
Money market funds		2,000
		25,464
Net capital		422,221
Net capital requirement		100,000
Excess net capital	$	322,221
Aggregate indebtedness		
Payable to broker	$	592,444
Accounts payable, accrued expenses and other liabilities		26,486
Total aggregate indebtedness	$	618,930
Ratio of aggregate indebtedness to net capital		1.47 to 1

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of Aggregate Indebtedness)	$	41,262
Minimum dollar net capital required		100,000
Net capital requirement (greater of the two)	$	100,000
Excess net capital	$	322,221
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement	$	302,221

RECONCILIATION TO UNAUDITED FORM K-17A-5 PART IIA

Net capital reported above	$	447,685
Haircuts on securities - municipal bond and money market fund		(25,464)
Net capital - per form X-17A-5 Part IIA	$	422,221

See the accompanying Independent Auditor's Report.



GREENBERG & COMPANY

Certified Public Accountants, LLC

500 MORRIS AVENUE
SPRINGFIELD, NJ 07081
(973) 467-3838 • FAX (973) 467-3184

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

The Board of Directors of
JK Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of JK Securities, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's, above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded from loss against unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors of fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, or report financial data reliably in accordance with generally accepted accounting principles such that there is a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Greenberg & Company LLC

Springfield, New Jersey
January 26, 2012



GREENBERG & COMPANY

Certified Public Accountants, LLC

500 MORRIS AVENUE
SPRINGFIELD, NJ 07081
(973) 467-3838 • FAX (973) 467-3184

January 26, 2012

JK Securities, Inc.
39 Watroo Point
Daniel Island, SC 29492

To the Shareholders JK Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011 which were agreed to by JK Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. SIPC and solely to assist you and the other specified parties in evaluating JK Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). JK Securities, Inc.'s management is responsible for the JK Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and cancelled checks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Greenberg & Company LLC

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____ , 20 _____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

WORKING COPY

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2080

   B. Less payment made with SIPC-6 filed (exclude interest) (1 211)

   7 / 15 / 11
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 869

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) $_____

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 869

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _____ day of _____ , 20 _____ .

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 932,089

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

    Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open-end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   53,361

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 46,459

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

    Enter the greater of line (i) or (ii)   46,459

    Total deductions   99,820

2d. SIPC Net Operating Revenues $ 532,269

2e. General Assessment @ .0025 $ 2,080

(to page 1, line 2.A.)

2